July 12, 2024

Chan Choon Yew Lester
Chief Executive Officer
GrowHub Limited
60 Paya Lebar Road
#12-37 Paya Lebar Square
Singapore 409051

       Re: GrowHub Limited
           Draft Registration Statement on Form F-1
           Submitted June 17, 2024
           CIK No. 0002024114
Dear Chan Choon Yew Lester:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise to include a brief description of the material terms of the Underwriter
       Warrants.
Risk Factors
We receive a substantial portion of our revenues..., page 15

2. Please identify your largest customer that accounted for 58.6% and 66.4%, respectively, of your total revenues for the fiscal years ended December 31, 2023 and
       December 31, 2022, describe the materials terms of your agreements with this customer and file the agreement with this customer as an exhibit to your registration statement.
       Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
 July 12, 2024
Page 2

Risks Related to Our Class A Ordinary Shares, page 24

3. Please revise to include a risk factor regarding the risks to investors of being a controlled company.
Capitalization, page 38

4. We note your disclosure on page F-7 that you are expected to complete an internal reorganization prior to your listing and this reorganization of your legal structure has not yet occurred. Further, we note that you have 1 share issued and outstanding as of
       December 31, 2022 and 2023. Provide a pro forma column to reflect the impact of this reorganization.
2. Product Trading Facilitation, page 41

5. Please clarify how the company utilizes AI technology as it is unclear how artificial intelligence technology relates to your business. Please provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development. Additionally, you state that you are "[a]rmed with . . . AI-driven analytics." Please explain how such analytics facilitate your claim that you can "better tailor [y]our offerings to meet specific customer needs and drive further adoption."
Platform subscription revenue, page 43

6. Please revise to disclose how Web3 relates to your business and how you intend to develop and sell products related to this technology. Describe your current phase of development, including any material business operations for such technology.
Results of Operations
Comparison of Years Ended December 31, 2022 and 2023
Cost of revenue, page 44

7. Please explain why you do not present any expenses as cost of revenue for your
       Professional Service revenue or Platform subscription revenue. For example, clarify why the salaries of your consultants that provide IT consultancy service projects are not presented as cost of revenue.
Non-GAAP financial data (unaudited), page 45

8. We note that you present a non-GAAP measure to add back inventory write offs to gross loss from sale of goods. Please tell us how you concluded that inventory write offs are not a normal recurring operating expense of your operations. For guidance, refer to Question
       100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
       Measures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Working Capital, page 47

9. Please revise to separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B. of Form 20-F.
 July 12, 2024
Page 3

Business
Overview, page 54

10. Please describe the Polygon network and how you utilize its blockchain functionality for your business and tell us whether you utilize its smart contract functionality.
11. We note your disclosure that "the GrowHub Innovation Centre represents the culmination
       of the Company   s commitment to fostering collaboration with the
Australian
       government." Please disclose whether you have any agreements with the Australian government for the GrowHub Innovation Centre, and, if so, describe the material terms of those agreements.
The GrowHub Platform, page 56

12. Please explain whether the platform is comprehensive in its data capture or is subject to data gaps from insufficient information inputs as it relates to the process of creating a
       "checkpoint" from third party applications and devices. Further, explain how a
       "checkpoint" is created and uploaded to the blockchain from third party applications and devices.
Anti-counterfeit solution, page 57

13.    We note your disclosure that the company "provides food suppliers with anti-
       counterfeiting authentication labelling tools, and together with the GrowHub
       Platform   s traceability solution, food suppliers can monitor the
entire supply chain,
       ensuring integrity and authenticity of products." Please explain how this technology works to monitor "the entire supply chain."
Carbon management solution, page 57

14. Please clearly explain the technology that powers the "tool to monitor, track, and manage
       [your customers] carbon emissions effectively." Explain whether the information is provided by customers or some other external dataset.
Product Trading Facilitation, page 59

15. We note your disclosure that "Metro has carried nearly 400 different products through
       GrowHub." Please clearly disclose how many products are traceable through the company's platform.
Our Major Customers, page 63

16. Your disclosure here that your largest customers represented approximately 58.6% and
       66.4%, respectively, of your total revenues is inconsistent with your disclosure on page 15 that a single customer accounted for this percentage of your revenues. Please revise or advise.
 July 12, 2024
Page 4
Principal Shareholders, page 73

17. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.
Consolidated Statements of Cash Flows , page F-6

18. Please present Deferred offering costs as a cash flow from financing activity. Refer to
       ASC 230-10-45-14 & 45-15.
Notes to Consolidated Financial Statements
Note 6 - Intangible assets, net, page F-16

19. We note that the Peel Agri-Innovation Project balance represents approximately 78% of your total assets as of December 31, 2023. Please disclose the nature of this balance.
       Further, disclose how this asset was acquired, including the terms.
General

20. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Lawrence Venick